SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DPW HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.001
(Title of Class of Securities)

26140E 105
(CUSIP Number)

Copy to: Sichenzia Ross Ference Kesner LLP Marc Ross, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26140E 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philou Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming
NUMBER OF SHARES	7	SOLE VOTING POWER: 6,297,288 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 6,297,288 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,297,288 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.46% (based on 43,562,860 shares of common stock outstanding as of April 16, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Represents 6,297,288 shares of common stock beneficially owned by Philou Ventures, LLC (“Philou”), consisting of (i) 2,725,860 shares of common stock, (ii) 1,785,714 shares of common stock underlying 125,000 shares of Series B Convertible Preferred Stock and (iii) 1,785,714 shares of common stock underlying a five-year warrant which may be exercised, in whole or in part, at any time or from time to time. Ault & Company, Inc., a Delaware corporation, is the Manager of Philou and in such capacity holds voting and dispositive power over the securities held by Philou.

CUSIP No. 26140E 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ault & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming
NUMBER OF SHARES	7	SOLE VOTING POWER: 6,297,288 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 6,297,288 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,297,288 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.46% (based on 43,562,860 shares of common stock outstanding as of April 16, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Represents 6,297,288 shares of common stock beneficially owned by Philou Ventures, LLC (“Philou”), consisting of (i) 2,725,860 shares of common stock, (ii) 1,785,714 shares of common stock underlying 125,000 shares of Series B Convertible Preferred Stock and (iii) 1,785,714 shares of common stock underlying a five-year warrant which may be exercised, in whole or in part, at any time or from time to time. Ault & Company, Inc., a Delaware corporation, is the Manager of Philou and in such capacity holds voting and dispositive power over the securities held by Philou.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value, of DPW Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 201 Shipyard Way, Newport Beach, CA 92663. On April 24, 2018, Philou Ventures, LLC (“Philou”) acquired 25,000 shares of Series B Convertible Preferred Stock of the Issuer (the “Preferred Shares”) and a warrant to purchase 357,143 shares of the Issuer’s common stock exercisable at $0.70 per share (the “Warrant”).

Item 2.	Identity and Background

(a) This statement is filed on behalf of Philou and Ault & Company, Inc. (the “Reporting Persons”).

(b) P.O. Box 3587, Tustin, CA 92781.

(c) Not applicable.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Philou is a limited liability company organized under the laws of the State of Wyoming and Ault & Company, Inc., is a corporation formed under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Considerations

All Preferred Shares were purchased with the Reporting Persons’ working capital.

Item 4.	Purpose of Transaction

In pursuing their investment purposes, the Reporting Persons may, subject to applicable law and the agreement disclosed in this Statement on Schedule 13D, further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Issuer at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from potential acquisitions made by the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with their investment purpose, the Reporting Persons may, subject to applicable law and the terms of any confidentiality agreement with the Issuer, engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons, subject to applicable law, modifying their ownership of securities of the Issuer, exchanging information with the Issuer, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Notwithstanding the foregoing, the Reporting Persons shall have the right to designate a number of directors to the Issuer’s Board of Directors equal to a percentage determined by the number of shares of Preferred Stock (determined on an “as converted” basis) divided by the sum of the number of shares of Common Stock outstanding plus the number of Preferred Shares outstanding as determined on an as converted basis. By way of example only, if the number of Preferred Shares owned by the Reporting Persons represents 20% of the outstanding shares of Common Stock and Preferred Shares (as determined on an as converted basis), the Reporting Persons shall, through their ownership of Preferred Shares, have the right to designate one director of a five member board. The Reporting Persons’ percentage to designate a number of directors shall be determined each time the Reporting Persons make a purchase of Preferred Shares and cannot be decreased unless the Reporting Persons convert or sell all or part of their Preferred Shares, in which case the number of directors that the Reporting Persons may designate will be re-calculated.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own 6,297,288 shares, or 14.46%, of the Issuer’s common stock as of April 16, 2018.

(b)
Ault & Company, Inc.  is the Manager of Philou and in such capacity may be deemed to hold sole voting and dispositive power over 6,297,288 shares of the Issuer’s common stock beneficially owned by the Reporting Persons.

(c)
On April 24, 2018, Philou acquired 25,000 of the Issuer’s Preferred Shares, which are convertible into 357,143 shares of the Issuer’s common stock, and the Warrant to purchase 357,143 shares of the Issuer’s common stock exercisable at $0.70 per share, in consideration of $250,000 to the Issuer.

(d)
To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,297,288 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 24, 2018, Philou purchased 25,000 of the Issuer’s Preferred Shares in consideration for $250,000 pursuant to the Preferred Stock Purchase Agreement dated March 9, 2017, by and between Philou and the Issuer. The 25,000 Preferred Shares are convertible into 357,143 shares of the Issuer’s common stock in the aggregate based on a $.70 per share conversion price. In addition, pursuant to the Preferred Stock Purchase Agreement and in conjunction with the purchase of the Preferred Shares, Philou was granted a warrant to purchase 357,143 shares of the Issuer’s common stock at $0.70 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018	PHILOU VENTURES, LLC
	By:	AULT & COMPANY, INC., its Manager
By: /s/ Milton C. Ault, III
Milton C. Ault, III Chief Executive Officer

AULT & COMPANY, INC.
By: /s/ Milton C. Ault, III
Milton C. Ault, III Chief Executive Officer